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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:    January 31, 2005
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name AND Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                               Immtech International, Inc.; IMMTC                     (Check all applicable)
    Thompson,        T.        Stephen                                                        [X] Director        [ ] 10% Owner
    ------------------------------------    -----------------------------------------------   [X] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification      4. Statement for                title             below)
                                               Number of Reporting           Month/Day/Year               below)
                                               Person, if an entity
                                               (voluntary)                   09/25/2002       Chief Executive Officer and President
        150 Fairway Drive, Suite 150                                                          --------------------------------------
    ------------------------------------                                  ----------------------------------------------------------
                  (Street)                                                5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of                (Check Applicable Line)
                                                                             Original         [X] Form filed by One Reporting Person
    Vernon Hills, Illinois       60061                                       (Month/Day/Year) [ ] Form filed by More than One
    ------------------------------------                                                          Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned             or Indirect     Ownership
                             Day/                                                      Following         (I)             (Instr. 4)
                             Year)                                                     Reported          (Instr. 4)
                                                                                       Transaction(s)

                                                                                       (Inst. 3
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                         Page 1 of 2
                                                                                                                    SEC 1475 (08-02)
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
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FORM 4 (continued)
                                       TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form of     Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       Deriv-      Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative       (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Secu-
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     rity:
   3)                                         4, and 5)      Day/          ties          5)       cially      Direct
                                                             Year)         (Instr.                Owned       (D) or
                                                                           3 and 4)               Follow-     Indirect
                                                                                                  ing         (I)
                                                                                                  Reported    (Instr.
                                                                                                  Trans-      4)
                                                                                                  action(s)
                                                                                                  (Instr.
                                                                                                  4)
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                                  Code   V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Series B     $4.00(1)  09/25/2002  P(1)      2,000         Immedi-  (1)  Common   (1)    $25.00                (D)
Convertible                                                ately(1)      Stock,           per
Preferred                                                                par             share
Stock, par                                                               value            (2)
value                                                                    $0.01
$0.01 per                                                                per
share                                                                    share
("Series B                                                               ("Common                 Total:
Preferred                                                                Stock")                  58,067
Stock")
-----------------------------------------------------------------------------------------------           --------------------------
Common       $6.125    09/25/2002  P(1)      5,000         Immedi- 09/24 Common  5,000    (2)                  (D)
Stock                              (2)                     ately   /2007 Stock
Warrants
("Warrants")
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Explanation of Responses:
-------------------------
(1)   On September 25, 2002, Immtech International, Inc. (the "Company") closed private placement offerings of shares of its Series
      B Preferred Stock and related Warrants to purchase shares of the Company's Common Stock. Each share of Series B Preferred
      Stock is convertible by the holder at any time into shares of the Company's Common Stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued but unpaid dividends (the "Liquidation Price"), by a $4.00 conversion price
      (the "Conversion Price"), subject to antidilution adjustment. The Company may, at any time after September 24, 2003, require that any or all outstanding shares of Series B Preferred Stock be converted into shares of the Company's Common Stock, provided that the shares of Common Stock into which the Series B Preferred Stock is convertible is registered pursuant to an effective registration statement under the Securities Act of 1933, as amended. The number of shares of Common Stock to be received by holders of Series B Preferred Stock upon conversion will be determined by (i) dividing the Liquidation Price by the Conversion Price (provided that the closing market price for the Common Stock exceeds $9.00 for 20 consecutive trading days within 180 days prior to notice of conversion), or (ii) if the requirements of (i) are not met, the number of shares of
      Common Stock will be determined by dividing 110% of the Liquidation Price by the Conversion Price.

      The Company may, upon 30 days' notice, redeem any or all shares of Series B Preferred Stock by payment of the Liquidation
      Price to the holder, provided that the holder does not convert the Series B Preferred Stock into Common stock during the
      30-day period. The Series B Preferred Stock has a liquidation preference equal to $25.00 per share, plus any accrued and unpaid dividends, prior to any payment to holders of Common Stock.

(2)   For each share of Series B Preferred Stock purchased at a price of $25.00 per share, each investor also received 2 1/2
      Warrants to purchase shares of the Company's Common Stock.

                                                             /s/ T. Stephen Thompson                              09/27/2002
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                         ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
                                                                                                                         Page 2 of 2
                                                                                                                    SEC 1475 (08-02)
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